August 20, 2008

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nomura Holdings, Inc.
Form 20-F for the fiscal year ended March 31, 2008
Filed June 30, 2008
File No. 001-15270

Dear Mr. Gordon:

Set forth below are our responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) in your letter dated August 7, 2008, with respect to the annual report on Form 20-F of Nomura Holdings, Inc. (“Nomura”) for the year ended March 31, 2008 filed with the SEC on June 30, 2008 and Nomura’s financial highlights for the three months ended June 30, 2008 furnished on Form 6-K to the SEC on July 29, 2008. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 20-F for the fiscal year ended March 31, 2008

20. Segment and geographic information, page F-67

1.	Please revise your disclosure in future filings to include the total assets for each segment, as required by paragraph 27 of SFAS 131.

Response:

Business segment information on total assets was not disclosed, because such information is not used by management for its operating decision-making purposes and therefore is not reported to management, as described on page F-69 of our Form 20-F for the year ended March 31, 2008. Also such information, i.e. total assets by business segment, is not prepared. This has been the case since we filed our registration statement on Form 20-F with the SEC on December 13, 2001.

Form 6-K Filed on July 29, 2008

2.	We have reviewed the financial highlights for the three months ended June 30, 2008, and it appears that significant information made public in other sources is not furnished on Form 6-K. Please furnish any such information on Form 6-K, including but not limited to, a quantitative analysis of losses recognized due to additional credit provisions for your exposure to monoline insurers, your remaining exposure to monoline insurers, and a quantitative analysis of losses recognized related to private equity investments.

Response:

After we furnished to the SEC our financial highlights for the three months ended June 30, 2008 on Form 6-K on July 29, 2008, we furnished “Consolidated Results of Operations (US GAAP), First quarter, year ending March 2009” on Form 6-K on July 31, 2008.

With respect to the types of information to which the Staff referred in the above comment, “Consolidated Results of Operations (US GAAP), First quarter, year ending March 2009” includes the information related to monoline insurers such as a quantitative analysis of losses recognized due to additional credit provisions for our exposure to monoline insurers and our remaining exposure to monoline insurers on pages 4, 7 and 11 as well as a quantitative analysis of losses recognized related to private equity investments on page 4.

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Nomura acknowledges that:

•	Nomura is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Nomura may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-3274-4496.

Very truly yours,

/s/ Masafumi Nakada
Masafumi Nakada
Senior Managing Director and Chief Financial Officer

cc:	Eric McPhee
(Division of Corporation Finance, Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
(Sullivan & Cromwell LLP)

Koichi Hanabusa
(Ernst & Young ShinNihon LLC)

Salvatore Restivo
(Ernst & Young LLP)